August 5, 2010

Charles Hazzard
President and Chief Executive Officer
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, Nevada 89052

> **Re: Game Plan Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 12, 2010**
> **File No. 333-160730**

Dear Mr. Hazzard:

We have reviewed the above-referenced filing and the related response letter
dated July 9, 2010 and have the following comments. If indicated, we think you should
revise your document in response to these comments. After reviewing this information,
we may raise additional comments. Unless otherwise noted, where prior comments are
referred to they refer to our letter dated June 3, 2010.

Risk Factors

"We may be unable to increase or maintain our advertising revenues, which could reduce
our profits, page 6

1.   We note that in response to prior comment 17 you deleted the reference to
advertising inventory, though you continue to refer to advertising inventory in the
text of this risk factor. Please advise or revise to describe what is meant by
advertising inventory.

Determination of Offering Price, page 12

2.   Referring to the first and second sentences of this section, please revise your
disclosure to delete from the first sentence the phrase beginning with
"consequently the actual price…" to the end of that sentence, and the second
sentence in its entirety, since this language is inconsistent with the terms of your
offering. Please include in this section an initial statement indicating that there is
no established public trading market for your common stock and that the price of
the offering does not reflect a market price. Further, it appears that you should

include a discussion of the material factors considered in establishing the sale prices in the four transactions your reference since the offering price is apparently based on those prices. Please revise accordingly.

<u>Selling Shareholders, page 13</u>

3.   We note your revisions in response to prior comment 14; however, it does not appear that you have responded to our request to discuss the transactions pursuant to which the shareholders obtained their shares. Please include here a discussion of the material terms of the transactions in which the shareholders obtained their shares. To the extent there were a limited number of transactions in which the shares were issued, consider adding a separate footnote describing the material terms of each transaction and identifying each person involved in that transaction by the corresponding footnote. Your disclosure should make clear the number of shares obtained in each transaction for any shareholder involved in two or more transactions.

4.   In addition, it appears that you have been provided with management consulting services by three of the shareholders during the quarter ended March 31, 2010, and in past years, and that you provided a loan to a relative of a shareholder, though these relationships are not disclosed. Refer to Note 8 of the Financial Statements. Please revise this section to identify the selling shareholders and to disclose these material relationships.

<u>Description of Business</u>

<u>In General, page 17</u>

5.   We refer to the revisions made in response to prior comment 5. Please revise to provide a brief description of the nature of your ownership interest in the property identified as your executive office space. See Item 102 of Regulation S-K.

<u>Our Strategy, page 19</u>

6.   We note that in response to prior comment 16 you have removed language relating to your intended "Interactive Streaming Sport Talk Radio." With regard to the other improvements you intend to make to your websites discussed in this section, please provide a timeline and/or describe the status of the enhancements and additional services.

Report of Independent Registered Public Accounting Firm, page F-1

7.   Each amendment containing audited financial statements must include the signed Report of the Independent Registered Public Accounting Firm. Further, the Consent of the Independent Registered Public Accounting Firm should be filed as an exhibit to the filing and not within the body of the filing itself. Amend accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Period Ending December 31, 2008 through the quarter ending March 31, 2010, page 29

8.   We refer to your revisions made in response to prior comment 20. You state that there have been no material year-to-year changes in any of your financial statements for the period ending December 31, 2008 through the quarter ending March 31, 2010. We note, however, that your operating expenses increased by more than 10% during the period ending December 31, 2009. Please revise to provide a narrative discussion for the change in your operating expenses for this period.

Liquidity and Capital Resources, page 29

9.   We refer to your revisions made in response to prior comment 22. Please revise to provide quantitative estimates of your anticipated capital expenditures over the next 12 months. In providing this disclosure, please take into account your growth plan described under the subcaption "Our Strategy" as well as the additional expenses you will incur upon becoming a public company.

Directors, Executive Officers, Promoters and Control Persons, page 30

10.   We note your revisions in response to prior comment 23. Please tell us whether Mr. Smith currently holds any other directorships or has held any other directorships during the past five years. Refer to Item 401(e)(2) of Regulation S-K.

11.   We note your response to prior comment 18 indicating that Ms. Christina Mabanta-Hazzard serves on an unpaid basis as your chief financial officer and is therefore not an employee. Please discuss her level of experience with financial accounting and preparation of reports under the Exchange Act and include in an

appropriate location of the prospectus, such as the business section, a discussion of the amount of time per week, on average, Ms. Mabanta-Hazzard expects to devote to the business in her capacity as chief financial officer. In addition, it appears that risk factor disclosure addressing her competence or lack of experience in this area and her status as a non-employee may be warranted. Please revise or advise.

Part II

Signatures, page 38

12.   We refer to prior comment 29 and note that while you have added the signature of your principal financial officer, you have not identified the person signing in the capacity of controller or principal accounting officer. Please revise your document accordingly.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz & Cron, LP